

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 20, 2016

Jianmin Gao
President and Chief Executive Officer
Consumer Capital Group, Inc.
136-82 39th Ave, 4th Floor, Unit B
Flushing, New York 11354

>   **Re: Consumer Capital Group, Inc.**
>   **Form 8-K**
>   **Filed December 29, 2014**
>   **Amendment No. 1 to Form 8-K**
>   **Filed April 1, 2016**
>   **File No. 000-54998**

Dear Mr. Gao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you have not filed an annual report on Form 10-K for the fiscal year ended December 31, 2014, any subsequent quarterly reports on Forms 10-Q, or an annual report on Form 10-K for the fiscal year ended December 31, 2015. Please tell us what your plans are with respect to addressing your delinquent filing status and tell us as when you intend to become current with your Exchange Act reports.

Item 2.01. Completion of Acquisition or Disposition of Assets

2. It appears that you may have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Shanghai Zhong Hui Financial Information Services Corp., and that you ceased to be a shell company following the transaction. In particular, we note you reported no revenue, assets

consisting only of cash and cash equivalents and nominal other assets, and that you appeared to have no or nominal operations in the quarter ended September 30, 2014. Please amend your Form 8-K to include the disclosures required by Item 2.01(f), Item 5.06, and the pro forma financial information required by Item 9.01 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gregg E. Jaclin, Esq.